July 17, 2025

Joseph A. Sinkule
Chief Executive Officer
Klotho Neurosciences, Inc.
13576 Walnut Street, Suite A
Omaha, NE 68144

       Re: Klotho Neurosciences, Inc.
           Registration Statement on Form S-3
           Filed July 7, 2025
           File No. 333-288533
Dear Joseph A. Sinkule:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. This registration statement was filed on Form S-3 and we note that you filed a current report on Form 8-K on August 30, 2024 relating to the resignation of a director that occurred on August 25, 2024. Since that Form 8-K was not timely filed based on Item
       5.01 of Form 8-K, you do not appear eligible at this time to use Form S-3 pursuant to
       Instruction I.A of Form S-3. Please explain why you believe you are eligible to use this form or, alternatively, please amend your registration statement to an appropriate form.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 17, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at 202-551-3635 or Laura Crotty at 202-551-7614
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Paul Goodman, Esq.